SEC

20009332

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

Processing
2 8 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conduent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Applegate (913 226-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Randy Applegate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conduent Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DONITA CRUTCHER
Notary Public - State of Kansas
My Appt. Expires 4.20.23

Signature

Interim President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2019

Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member
of Conduent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conduent Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

CohnReznick LLP

New York, New York
February 25, 2020

CONDUENT SECURITIES, LLC

Statement of Financial Condition

		December 31, 2019
Assets		
Cash	$	2,124,722
Segregated cash		225,000
Prepaid expenses		9,002
Total assets	$	2,358,724
Liabilities and Member's Equity		
Accrued expenses	$	60,000
Total liabilities		60,000
Commitments and contingencies		
Member's equity:		
Member's contributions		313,761
Accumulated earnings		1,984,963
Total member's equity		2,298,724
Total liabilities and member's equity	$	2,358,724

See accompanying notes to financial statement.

CONDUENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2019

(1) Summary of Significant Accounting Policies

(a) Organization

Conduent Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and is engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and providing custodial duties to clients for cash and securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Conduent Business Services, LLC (the "Parent"), and an indirect wholly owned subsidiary of Conduent Incorporated ("CNDT").

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. On January 30, 2012, the Company took custody of customer funds. The Company operates on a plan level omnibus account basis through a clearing broker. On September 9, 2019 the Company ceased custody and transferred all customer funds to its client's new custodian. On November 8, 2019 the Company terminated its omnibus agreement with its clearing broker, Pershing LLC, and is no longer required to maintain a collateral account with them. The Company no longer has custody of customer funds.

(b) Basis in Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Segregated Cash

Segregated cash at December 31, 2019, is held in a reserve bank account.

(f) Revenue Recognition

On January 1, 2018, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers*, and its adoption did not have a significant impact on the Company's financial statement. Revenue from contracts with customers includes commissions and fees earned under advisory arrangements. The recognition and measurement of revenue under ASC 606 is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: Commissions are from 12b-1 fees and include other asset-based fees, and trading commissions. 12b-1 and other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. Under trading arrangements, the Company buys and sells securities on behalf of its customers, and each time a customer enters into a buy or sell transaction, the Company charges a trading commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advisory Fees: The Company provides advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management, and also include transaction-based fees determined by the volume of transactions processed by the Company during a given quarter. Advisory fees are earned in relation to a custody arrangement with a customer. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. As described within these notes to the financial statement, the Company ceased custody of these accounts in 2019.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the statement of financial condition and would be amortized over the estimated customer relationship period.

(g) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities and utilities. Effective on August 13, 2018, the expense sharing agreement with the Company's Parent was amended to remove the obligation of the Company to reimburse the Parent for allocated expenses.

(h) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statement when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses, accrued expenses, due to clearing broker and due to customer, approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(i) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. The Parent's ultimate owner, CNDT, files consolidated federal, state, and city tax returns, which include the Company. However, the Parent does not allocate any tax expense or tax benefit to the Company.

Although the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in this financial statement as if it filed its own returns. Independently calculated tax expense or tax benefit is accounted for as a capital contribution or distribution, respectively. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2019.

(j) New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, leases are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statement, with certain practical expedients available. Because facilities are provided through an expense sharing agreement with Conduent Business Services, this will have no impact on the Company's financial statement.

New Accounting Pronouncements (Continued)

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company adopted this standard and its impact is reflected within the statement of cash flows.

(2) Deposit with Clearing Broker

The Company, as an introducing broker, was required under the terms of its omnibus agreement with its clearing broker, Pershing LLC, to maintain a collateral account with the clearing broker during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company had $100,000 on deposit with its clearing broker which was restricted and was intended to cover losses the clearing broker may have incurred as a result of clearing securities transactions.

The Company cleared all of its securities transactions through its clearing broker on an omnibus basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker had the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company had no maximum amount and applied to all trades executed through the clearing broker, the Company believed there was no maximum amount assignable to this right.

As of December 31, 2019, and for the year then ended, the Company recorded no liabilities nor paid expenses with regard to this obligation.

In addition, the Company had the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitored the credit standing of the clearing broker and all counterparties with which it conducted business.

(3) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

The Company had regulatory net capital of $2,289,722 and a regulatory net capital requirement of $250,000 as of December 31, 2019. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.03 to 1 at December 31, 2019.

(4) Related Party Transactions

(a) Expenses

There were no amounts due to the Parent associated with the expense sharing agreement at December 31, 2019.

(b) Income Taxes

Income tax expense recorded was $2,874 for the year ended December 31, 2019.

(5) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(6) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2019, and does not have a balance of accrued interest and penalties as of December 31, 2019.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of CNDT, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2019, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2019, include 2016 through 2018.

(7) Subsequent Events

In preparing the financial statement, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 25, 2020, the date the financial statement was available for issuance.